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SECUI 13026425 SION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 066105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING September 1, 2012 (MM/DD/YY) AND ENDING August 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Public, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

RECEIVED
2013 OCT 30 PM 3:48
SEC / MR

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12007 Research Blvd.
(No. and Street)

Austin (City) Texas (State) 78759 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chris Szaniszlo, Managing Director (512) 467-3655
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Padgett Stratemann & Co.
(Name – *if individual, state last, first, middle name*)

811 Barton Springs Rd. (Address) Austin (City) Texas (State) 78704 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

90
1/24/13

OATH OR AFFIRMATION

I, Chris Szaniszlo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Public, LLC, as of August 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

CELINA MARTIN
Notary Public, State of Texas
My Commission Expires
April 08, 2014

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST PUBLIC, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
AUGUST 31, 2013

TABLE OF CONTENTS

PS&Co. Padgett Stratemann

Independent Auditor's Report

Mr. Chris Szaniszlo, Managing Director
First Public, L.L.C.
Austin, Texas

Report on the Financial Statements

We have audited the accompanying statement of financial condition of First Public, L.L.C. (the "Company"), a wholly-owned subsidiary of Texas Association of School Boards, Inc., as of August 31, 2013, and the related statements of income, changes in capital, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

SAN ANTONIO
100 N.E. LOOP 410, SUITE 1100
SAN ANTONIO, TEXAS 78216
210 828 6281

AUSTIN
811 BARTON SPRINGS ROAD, SUITE 550
AUSTIN, TEXAS 78704
512 476 0717

TOLL FREE: 800 879 4966
WEB: PADGETT-CPA.COM

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Public, L.L.C. as of August 31, 2013, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Padgett, Stratemann + Co., LLP

Certified Public Accountants
Austin, Texas
October 8, 2013

FIRST PUBLIC, LLC

STATEMENT OF FINANCIAL CONDITION

AUGUST 31, 2013

ASSETS		
Cash and cash equivalents	$	2,089,038
Deposit with clearing organization		111,897
Accounts receivable		253,714
Prepaid expenses		28,854
Total Assets	$	2,483,503
LIABILITIES AND CAPITAL		
Accounts payable	$	24,208
Accounts payable to affiliated organizations		582,261
Accrued liabilities due affiliated organizations		59,071
Total Liabilities		665,540
Retained earnings		1,817,963
Total Capital		1,817,963
Total Liabilities and Capital	$	2,483,503

The accompanying notes are an integral part
of these financial statements.

FIRST PUBLIC, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED AUGUST 31, 2013

Revenue:		
Lone Star Investment Pool administrative services	$	2,912,643
Supplemental benefits administrative services		909,274
Other		(2,801)
Net investment income		1,315
Total Revenue		3,820,431
Operating Expenses:		
Employee lease with affiliated organization		1,428,075
Administrative services provided by affilitated organization		877,588
Building lease with affiliated organization		63,161
Insurance		53,831
Consultants		33,456
Software support/license fee		25,200
Clearing fees		18,467
Financial audit		17,727
Other expense		25,798
Total Operating Expenses		2,543,303
Net Income	$	1,277,128

The accompanying notes are an integral part
of these financial statements.

FIRST PUBLIC, LLC

STATEMENT OF CHANGES IN CAPITAL

FOR THE YEAR ENDED AUGUST 31, 2013

Beginning Balance	$	1,790,835
Net income		1,277,128
Capital distributions		(1,250,000)
Ending Balance	$	1,817,963

The accompanying notes are an integral part
of these financial statements.

FIRST PUBLIC, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED AUGUST 31, 2013

Cash flows from operating activities:		
Net income	$	1,277,128
Changes in assets and liabilities:		
Increase in deposit held with clearing organization		(11)
Decrease in accounts receivable		28,594
Decrease in prepaid expenses		1,376
Decrease in accounts payable		(5,148)
Increase in accounts payable to affiliated organizations		48,828
Decrease in accrued liabilities due affiliated organizations		(191,101)
Net cash provided by operating activities		1,159,666
Cash flows from financing activities:		
Capital distributions to TASB		(1,250,000)
Net cash used in financing activities		(1,250,000)
Net decrease in cash and cash equivalents		(90,334)
Cash and cash equivalents, beginning of year		2,179,372
Cash and cash equivalents, end of year	$	2,089,038

The accompanying notes are an integral part of these financial statements.

FIRST PUBLIC, LLC
NOTES TO FINANCIAL STATEMENTS
AUGUST 31, 2013

NOTE 1–NATURE OF OPERATIONS

First Public, LLC (First Public), was created on May 14, 2003, and provides financial and insurance related services to school districts and other local governments within Texas. First Public is a wholly owned subsidiary of the Texas Association of School Boards, Inc. (TASB) and was formed pursuant to and in accordance with the Texas Limited Liability Company Act (as re-codified and amended in Tex. Bus. Org. Code §101.001, *et seq.*). First Public is registered with the Securities and Exchange Commission (SEC) as a broker-dealer pursuant to the Securities Exchange Act of 1934, as amended, and is licensed with the Texas Department of Insurance. First Public is also a member of the Financial Industry Regulatory Authority (FINRA) and the Municipal Securities Rulemaking Board (MSRB).

NOTE 2–SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION AND REVENUE RECOGNITION:

The accompanying financial statements have been prepared on the accrual basis. First Public recognizes revenue when earned and expenses in the period in which such items are incurred. Specifically, Lone Star Investment Pool (Lone Star) revenue is earned ratably over the service period based on the daily net asset values of Lone Star. Supplemental benefits revenue is earned ratably based on premiums paid to carriers by participants.

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS:

For the purpose of the Statement of Cash Flows, all cash on deposit and short-term investments with original maturities of three months or less are considered to be cash equivalents. Cash and cash equivalents at August 31, 2013 consist of cash and money market mutual funds. The financial institutions holding First Public's cash accounts are participating in the Federal Deposit Insurance Corporation's (FDIC) insurance program. At August 31, 2013, First Public's interest bearing cash accounts were fully insured. Money market mutual funds are concentrated in a single fund with a Standard & Poor's rating of AAAm. The carrying value of cash and cash equivalents approximates their fair value.

ACCOUNTS RECEIVABLE:

Accounts receivable are stated at the amount due to First Public. First Public may provide an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. Due to the nature of First Public accounts receivable, an allowance for doubtful accounts has not been established.

INCOME TAXES:

First Public is included in the consolidated federal income tax return filed by TASB. TASB is exempt from income taxes under Section 501(c)(3) of the Internal Revenue Code. No provision for income tax expense has been made in reliance on Private Letter Ruling 501.03-33. TASB files income tax returns in the United States Federal jurisdiction. With a few exceptions, TASB is no longer subject to United States Federal examinations by taxing authorities for years prior to the year ended August 31, 2009.

SIGNIFICANT AGREEMENTS:

Under an administrative services agreement, First Public provides Lone Star with administrative and distribution services. Lone Star is a public funds investment pool established on July 25, 1991, in accordance with the Texas Interlocal Cooperation Act (Tex. Gov. Code, chap. 791) and the Texas Public Funds Investment Act (Tex. Gov. Code, chap. 2256). The objective of Lone Star is to maintain safety of principal and liquidity while providing participating governmental entities with the highest possible rate of return for invested funds. Units of Lone Star are offered exclusively to Texas governmental entities, including school districts, cities, counties, special districts, and other political subdivisions or agencies of the State of Texas. The current administrative services agreement between First Public and Lone Star is effective September 1, 2009 through August 31, 2014. First Public earned $2,912,643 under this agreement for the fiscal year ended August 31, 2013, which represents approximately 76 percent of First Public's total revenue. At August 31, 2013, $191,328 of this earned revenue was receivable from Lone Star.

First Public provides the Supplemental Employee Benefits Cooperative (Benefits Cooperative), d/b/a TASB Supplemental Employee Benefits, with various administrative services under a service agreement. The Benefits Cooperative is organized under the Texas Interlocal Cooperation Act (Tex. Gov. Code, chap. 791), and participating governmental entities establish membership by becoming a party to the Benefits Cooperative's interlocal agreement. The Benefits Cooperative assists participating governmental entities with attracting and retaining employees by offering supplemental coverage and personal insurance lines to employees. First Public, licensed with the Texas Department of Insurance, provides administrative services to the Benefits Cooperative that include, but are not limited to, publicizing and marketing, participant enrollment, maintenance of financial records, and implementation of Benefits Cooperative initiatives. The current service agreement between First Public and the Benefits Cooperative commenced on February 26, 2013, and expires on August 31, 2018. In consideration for administrative services provided by First Public to the Benefits Cooperative, First Public is authorized to receive monthly commissions under separate agreements with two insurance brokers that offer and provide related support for supplemental coverage and personal insurance lines approved by the Benefits Cooperative. Commissions earned by First Public are based on monthly participant enrollment activity reported by individual carriers. First Public earned $909,274 under these agreements for the fiscal year ended August 31, 2013,

which represents approximately 24 percent of First Public's total revenue. At August 31, 2013, $62,386 of this earned revenue was a receivable from the insurance brokers.

SUBSEQUENT EVENTS:

Subsequent events have been evaluated through October 8, 2013, which is the date the financial statements were issued.

NOTE 3–RELATED PARTY TRANSACTIONS

TEXAS ASSOCIATION OF SCHOOL BOARDS, INC.:

First Public has entered into separate agreements with TASB for administrative services, office space, and employee leasing. The administrative services agreement includes, but is not limited to, assistance in the performance of administrative and ministerial duties relating to the day-to-day operations and administration of First Public, furnishing of office equipment and supplies, facilitation of insurance and employee benefit administration, and arranging, monitoring and paying for professional services required by First Public. The current administrative services agreement was entered into as of April 27, 2009, and remains in effect until terminated in accordance with the terms of the agreement. For the fiscal year ended August 31, 2013, First Public incurred expenses totaling $877,588 under the agreement. At August 31, 2013, $213,419 was owed to TASB, and $5,854 had been recorded as an accrued liability.

TASB bills First Public for all compensation and benefit costs associated with all TASB employees assigned to perform services for First Public under the employee lease agreement between TASB and First Public. The current employee lease agreement was entered into as of April 27, 2009 and remains in effect until terminated in accordance with the terms of the agreement. For the fiscal year ended August 31, 2013, First Public incurred expenses totaling $1,428,075 under the agreement. At August 31, 2013, $353,052 was owed to TASB, and $53,217 had been recorded as an accrued liability.

During the year ended August 31, 2013, First Public made two distributions to TASB for a total of $1,250,000, which is reflected in the Statement of Changes in Capital.

Additional related party transactions are disclosed in Note 5 – Facility Lease.

NOTE 4–NET CAPITAL REQUIREMENTS

First Public is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1. The rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and designates a minimum net capital requirement of $100,000, pursuant to subparagraph (a)(2)(iii). The Commission requirements also provide that equity capital may not be withdrawn or distributions made if certain minimum net capital requirements are not met. At August 31, 2013, First Public had net capital of $1,497,511, which was $1,397,511 in excess of the amount required to be maintained at that date. First Public's ratio of aggregate indebtedness to net capital was .44 to 1, at August 31, 2013.

First Public operates pursuant to the (k)(2)(ii) exemptive provision of the Securities and Exchange Commission's Rule 15c3-3 and does not hold customer funds or securities but, as an introducing

broker or dealer, will clear all transactions with and for customers on a fully disclosed basis through a clearing organization.

NOTE 5–FACILITY LEASE

By written agreement, First Public leases facilities from TASB under an operating lease entered into effective April 27, 2009. The lease was amended effective September 1, 2012. The current lease agreement, as amended, requires monthly payments of approximately $5,263, and remains in effect until terminated in accordance with the terms of the agreement. Rent expense incurred for the fiscal year ended August 31, 2013 totaled $63,161. At August 31, 2013, $15,790 was owed to TASB under the terms of the lease agreement.

NOTE 6–CLEARING ORGANIZATION

First Public has an agreement with a clearing organization whereby the clearing organization performs clearing functions for all security transactions with brokers and dealers. The clearing organization required that a security deposit balance of approximately $100,000, as of August 31, 2013, be maintained by First Public. The deposit with the clearing organization bears interest at a rate determined by the clearing organization. The financial institution holding First Public's security deposit is participating in the FDIC's insurance program and at August 31, 2013, the security deposit was fully insured.

NOTE 7–CURRENT ECONOMIC CONDITIONS

Current economic and financial market conditions could adversely affect the results of First Public's operations in future periods. The current economic instability in the financial markets may significantly impact the volume of future brokerage transactions, financial management services, and insurance-related services, which could have an adverse impact on First Public's future operating results.

NOTE 8 – FAIR VALUE OF ASSETS AND LIABILITIES

Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements,* defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

- **Level 1 -** Quoted prices for identical assets or liabilities in active markets that First Public has the ability to access.

- **Level 2 -** Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- **Level 3 -** Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the inputs and valuation methodologies used for assets and liabilities measured at fair value on a recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such assets pursuant to the valuation hierarchy:

Cash and Cash Equivalents and Deposit with Clearing Organization – The carrying amount approximates fair value. All share-valued cash holdings have been deemed level 1.

Accounts Receivable and Payable – The carrying amount is at cost, which approximates fair value.

Supplemental Information

Schedule I

FIRST PUBLIC, LLC

NET CAPITAL COMPUTATION

AS REQUIRED BY EXCHANGE ACT RULE 15c3-1

AUGUST 31, 2013

Computation of net capital:		
Total capital	$	1,817,963
Nonallowable assets:		
Accounts receivable		253,714
Prepaid expenses		28,854
Total nonallowable assets		282,568
Net capital before haircuts on securities positions		1,535,395
Haircuts on securities		37,884
Net capital		1,497,511
Minimum net capital requirement (greater of $100,000 or 1/15 of aggregate indebtedness)		100,000
Excess net capital	$	1,397,511
Aggregate indebtedness		$665,540
Ratio of aggregate indebtedness to net capital		.44 to 1

There were no material differences between the audited computation of Net Capital included in this report and the corresponding schedule included in First Public's unaudited August 31, 2013 Part IIA FOCUS filing.

PS&Co. Padgett Stratemann

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15C3-3

Mr. Chris Szaniszlo, Managing Director
First Public, L.L.C.
Austin, Texas

In planning and performing our audit of the financial statements of First Public, L.L.C. (the "Company"), a wholly-owned subsidiary of Texas Association of School Boards, Inc., as of and for the year ended August 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following.

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at August 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing Director, the Governance Committee, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Padgett, Stratemann + Co., LLP

Certified Public Accountants
Austin, Texas
October 8, 2013

PS&Co. Padgett Stratemann

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Mr. Chris Szaniszlo, Managing Director
First Public, L.L.C.
Austin, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended August 31, 2013, which were agreed to by First Public, L.L.C. (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows.

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended August 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended August 31, 2013, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers provided by the Company, noting no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers provided by the Company supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Padgett, Stratemann + Co., LLP

Certified Public Accountants
Austin, Texas
October 8, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended August 31, 20 13
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-066105 FINRA AUG 1/30/2004
FIRST PUBLIC LLC
12007 RESEARCH BLVD
AUSTIN, TX 78759

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Chris Szaniszlo (512) 467-3655

2. A. General Assessment (item 2e from page 2) $ 2,222.59

B. Less payment made with SIPC-6 filed (exclude interest) (955.00)
March 20, 2013
Date Paid

C. Less prior overpayment applied (0.00)

D. Assessment balance due or (overpayment) 1,267.59

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum 0.00

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,267.59

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,267.59

H. Overpayment carried forward $(0.00)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Public, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 10th day of October, 20 13.

Designated Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Sept 1, 2012
and ending Aug 31, 20 13

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,820,431
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,912,643
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	18,467
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 286	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	286
Total deductions	2,931,396
2d. SIPC Net Operating Revenues	$ 889,035
2e. General Assessment @ .0025	$ 2,222.59
	(to page 1, line 2.A.)